SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

September 18, 2008
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Commission File Number: 333-153452
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ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)
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     Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	____	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	____	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	____	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INDEX

1.	Press release of Ecopetrol S.A. dated September 18, 2008 announcing its listing of american depositary shares on the New York Stock Exchange.

FOR IMMEDIATE RELEASE:

Ecopetrol Lists American Depositary Shares on the New York Stock Exchange

Bogotá, Colombia and New York, September 18, 2008 – Ecopetrol S.A., the only vertically integrated crude oil and natural gas company with operations in Colombia and overseas and Colombia’s largest company as measured by revenue, profit, assets and shareholders’ equity, today announced the listing of its American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE). Each ADS represents 20 ordinary shares of Ecopetrol common stock. The ADSs will begin trading today on the NYSE under the ticker symbol “EC”.

Members of senior management, including Javier Gutiérrez, President and Chief Executive Officer of Ecopetrol, as well as representatives of the Colombian Government and members of Ecopetrol’s Board of Directors will visit the NYSE and ring the Opening Bell today to mark the listing. The ADSs are being listed following Ecopetrol’s successful initial public offering on the Colombian Stock Exchange (BVC) in November 2007, which raised $5.7 trillion Colombian Pesos (US$2.8 billion) from the sale of a 10.1% stake. Ecopetrol is not issuing new shares or raising additional capital through its ADS listing.

“Ecopetrol has a nearly 60 year track record of growth. We also have a number of attractive expansion opportunities before us,” said Mr. Gutiérrez. “We are currently transforming ourselves into a global energy player by diversifying our portfolio, entering new geographic regions and continuing to expand through strategic alliances. Our successful IPO in Colombia last year was an important step in our transformation, and with our ADS listing we have become a part of the world’s most liquid and transparent market.”

JPMorgan Chase Bank, N.A. will act as depositary for the ADS program and LaBranche & Co Inc. will serve as the specialist for trading the ADSs.

About Ecopetrol S.A.

Ecopetrol S.A., with revenues of approximately US$15 billion for the last 12 months as of June 30, 2008 and a market capitalization of approximately US$47 billion as of the close of trading on September 17, 2008, is the largest company in Colombia as measured by revenue, profit, assets and shareholders’ equity. Ecopetrol also is Colombia’s only vertically integrated crude oil and natural gas company with operations in Colombia and overseas with an average daily production capacity of approximately 440,000 barrels of oil equivalent and net reserves in the amount of approximately 1.2 billion barrels of oil equivalent. Ecopetrol is majority owned by the Republic of Colombia and its shares trade on the BVC. The company divides its operations into four business segments that include exploration and production; transportation; refining; and marketing of crude oil, natural gas and refined products. Ecopetrol is focused on transforming itself into a global company with an emphasis on crude oil and natural gas and the development of alternative fuels. It also intends to become one of Latin America’s leading oil and natural gas companies and is committed to developing into a key player with high competitive standards, strong human resources and clear social responsibility policies. For more information about Ecopetrol, please visit the company’s Web site at: www.ecopetrol.com.co.

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Investor Contact: Oscar Bravo
Investor Relations Officer, Ecopetrol
+57 1 234 5190
oscar.bravo@ecopetrol.com.co

Media Contact: Mauricio Tellez
Corporate Communications Director, Ecopetrol
+57 1 234 4329 (office)
+57 310 618 0726 (mobile)
mauricio.tellez@ecopetrol.com.co

Chuck Dohrenwend
The Abernathy MacGregor Group, for Ecopetrol
212-371-5999

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 18, 2008
Ecopetrol S.A.

By: /s/ Adriana M. Echeverri
Name: Adriana M. Echeverri
Title: Chief Financial Officer